EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	Percent Ownership	State of Incorporation

Pioneer Bank	100%	New York

Pioneer Commercial Bank*	100%	New York

Anchor Agency, Inc.*	100%	New York

Pioneer Financial Services, Inc.*	100%	New York

*    Subsidiary of Pioneer Bank